Exhibit 99.1

PIXIE DUST TECHNOLOGIES, INC.

ANNOUNCES INTERIM FINANCIAL RESULTS

FOR THE SIX MONTHS ENDED OCTOBER 31, 2023

New York, New York and Tokyo, Japan, January 31, 2024 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, today announced its interim financial results for the six months ended October 31, 2023. Provided below is a discussion and analysis of the Company’s financial condition and results of operations, along with the related unaudited condensed interim financial statements of the Company for the six months ended October 31, 2023.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

Gateway Group, Inc.

John Yi and Luke Johnson

Email: pixie@gateway-grp.com

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this interim report for the six months ended October 31, 2023 (this “interim report”), including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target”, “goal” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in this interim report and in our annual report on Form 20-F (File No. 001-41749) for the year ended April 30, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) under the headings “Risk Factors”, “Operating and Financial Review and Prospects”, and “Business Overview” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this interim report. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this interim report include:

●	our expectations regarding our revenue, expenses, and other operating results;

●	our efforts to successfully develop and commercialize our technologies and related products;

●	the implementation of our strategic plans for our business and products and product candidates;

●	the size of the market opportunity for our products and product candidates and our ability to maximize those opportunities;

●	our ability to obtain and maintain any needed regulatory approval of our product candidates;

●	our expectations regarding success in testing for our product candidates;

●	the costs and success of our marketing efforts and our ability to promote our brands;

●	our expectations regarding our ability, and that of our manufacturers, to manufacture our products;

●	our competitive position and the development of and projections relating to our competitors or our industry;

●	our ability to obtain adequate financing in the future on terms acceptable to us;

●	our ability to consummate strategic transactions, which may include acquisitions, mergers, dispositions, or investments;

●	our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

●	our ability to exploit the intellectual property rights jointly owned with our collaborators in a manner beneficial to us;

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●	our ability to obtain, maintain, protect, and enforce intellectual property protection for our technologies and related products and services, and the scope of such protection;

●	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties;

●	general economic conditions and events and the impact they may have on us and our customers;

●	our ability to respond to national disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19;

●	the regulatory environment in which we operate;

●	our ability to attract and retain qualified key management and technical personnel; and

●	our expectations regarding the time during which we will be an emerging growth company and a foreign private issuer.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this interim report. The forward-looking statements contained in this interim report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this interim report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this interim report speaks only as of the date of this interim report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this interim report, whether as a result of new information, future events or otherwise, after the date of this interim report.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed interim financial statements for the six months ended October 31, 2023 and related notes thereto, included elsewhere in this interim report, as well as our audited financial statements and related notes for the year ended April 30, 2023, which are included in our annual report on Form 20-F filed with the SEC on November 16, 2023. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our current plans, expectations, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this interim report, particularly in the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

As used this interim report, the terms “the Company”, “Pixie”, “we”, “our” or “us” refer solely to Pixie Dust Technologies, Inc., a joint stock corporation with limited liability organized under the laws of Japan. We refer to our common shares as “common shares” or “common stock,” unless the context otherwise requires. Our functional currency and reporting currency is the Japanese yen (which we refer to as “JPY” or “¥”). The terms “dollar,” “USD,” “US$” or “$” refer to U.S. dollars, the legal currency of the United States. Convenience translations included in this interim report of Japanese yen into U.S. dollars have been made at the exchange rate of ¥151.46=US$1.00, which was the foreign exchange rate on October 31, 2023 as reported by the Board of Governors of the Federal Reserve System (which we refer to as the “U.S. Federal Reserve”) in weekly release on November 6 , 2023. Historical and current exchange rate information may be found at www.federalreserve.gov/releases/h10/.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our fiscal year ends on April 30 of each year as does our reporting year. Our most recent fiscal year ended on April 30, 2023. See Note 2 to our unaudited condensed interim financial statements for the six months ended October 31, 2023 and related notes thereto included elsewhere in this interim report for a discussion of the basis of presentation, functional currency and convenience translation of condensed interim financial statements.

Business Overview

We aim to create and commercialize innovative consumer personal care products and spatial materials through the utilization of mechanobiology and metamaterials in combination with our core proprietary wave technology that employs sound and light waves. Mechanobiology is an emerging field of research that studies how biological systems respond to mechanical stimuli. Mechanobiological research findings have the potential to be used to develop new health care and personal care options. Metamaterials are artificially engineered materials that have properties not found in nature. These properties are achieved by carefully designing the structure of the metamaterial at the sub-wavelength scale. Metamaterials can be used to manipulate electromagnetic waves, such as light and radio waves, in novel ways, such as negative refraction to light. Our wave control technologies consist of a system of methodologies to manipulate the common behaviors of sound and light in abstract layers as desired, and to utilize the unique attributes of sound and light for innovative personal care and industrial products.

We generate revenue from the services and sales of products using our core wave control technology, and we operate in one segment. While wave control technology has the potential for a variety of applications, we currently focus our development efforts in two principal fields: Personal Care & Diversity and Workspace & Digital Transformation. We focus our research and development on commercializing technologies that we believe will, among other things, provide personal care benefits and that will improve physical limitations through sensory and metamaterial technologies.

In 2014, Dr. Yoichi Ochiai, our Chief Executive Officer and Dr. Takayuki Hoshi, our Chief Research Officer, developed “Pixie Dust,” a three-dimensional acoustic levitation technology, which enables the movement of objects in three dimensions by using ultrasonic control. Previously, ultrasonic waves had only been used to levitate objects and make them move in two dimensions. Since then, we have continued to work on overcoming the challenges in manipulating waves by improving the efficiency and performance of the computer processing required to control waves and making the circuit boards more sophisticated, as well as on applying our wave control technology to product developments and innovation.

Our Company was founded in 2017 by Dr. Ochiai, Dr. Hoshi, and Mr. Taiichiro Murakami, our Chief Operating Officer, to explore better ways to integrate academic and industry resources to develop and commercialize applications of our wave control technology. Since our Company’s inception, we have actively pursued industry-academia collaborations to generate new technologies that can be applied to real-world uses. In doing so, we have prioritized developing products that we believe have potential for wide applicability in the marketplace. We have also sought to accelerate the commercialization of the new products by collaborating with established companies in the relevant industries. Our research efforts aim to develop both advanced technologies and new products and services that can meet real-life needs and help to address social issues facing the global society, such as issues arising from an aging population, as well as to generate added value for our stakeholders.

In the Personal Care & Diversity field, we are working to develop technologies to enhance personal care and quality of life. We have launched three personal care products in Japan, our principal market: SonoRepro, an ultrasonic non-contact vibrotactile stimulation scalp care device in November 2022; VUEVO, a series of directional voice arrival detection devices for individuals who are deaf/hard of hearing (“DHH”) in March 2023; and kikippa, an acoustic stimulation device functioning as a speaker in April 2023. Our products have been developed, and are marketed and sold, as personal care products. They are not marketed, nor intended to be used, as medical devices. In Japan, medical devices require compliance with the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices (“PMDA”) and are regulated by the Pharmaceuticals and Medical Devices Agency (“PMD Agency”) and the Ministry of Health, Labor and Welfare, which require registration, approval and compliance with marketing requirements, among other things. If any of our products were to be characterized as a medical device by the Japanese regulators, we may be required to seek regulatory approval and could face penalties for not obtaining such approval. As we continue our product research and development, we may create new products or an extension of an existing product that may qualify as a medical device in Japan or other jurisdictions. In such event, we would seek the requisite regulatory approval in Japan and any other applicable jurisdictions for such products in the future.

In the Workspace & Digital Transformation field, we are working to develop technologies for sensing and controlling space. We launched iwasemi, a sound-absorbing metamaterial in Japan in July 2022, and conducted a “soft” launch of selected versions of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. Additionally, we are continuing our development of KOTOWARI, a technology providing spatial analysis data; however, we currently do not have any specific timeline for commercializing these products.

In the next few years, we plan to focus our efforts on marketing and expanding the features of SonoRepro, kikippa, VUEVO, and iwasemi, particularly in our principal market of Japan. As part of our sales strategy, we may offer third-party products that complement our own products. For instance, we obtained a license to sell a medication for treatment of hair loss, which we co-market with our personal scalp care device, SonoRepro. We intend to continue to explore such opportunities to provide comprehensive solutions to our customers.

Historically, we have generated revenues primarily from commissioned research and development (“R&D”) and solution services we have provided for other companies under our collaboration agreements. However, as we expand our marketing and sales efforts for our products, we expect revenue from product sales to contribute an increasing proportion of our revenues over time. During the six months ended October 31, 2023, we continued to expand our marketing and sales efforts for our products, which resulted in product revenue accounting for approximately 75% of our total revenue for the same period. For the six months ended October 31, 2022 and 2023, we generated revenues of ¥158,639 thousand and ¥299,139 thousand ($1,975 thousand), respectively, and incurred net losses of ¥885,000 thousand and ¥1,150,027 thousand ($7,593 thousand), respectively.

Key Financial Definitions

Revenue. Our major sources of revenue include commissioned research and development, solution services, guest speaker services, membership services, and product sales.

Our commissioned research and development revenue has historically comprised the bulk of our revenue. As part of our commissioned research and development activities, we submit to our customers certain deliverables, such as reports, prototypes, and digital source code, which are generated during research and demonstration experiments or the verification and demonstration of the relevant digital technology to the customers. As part of our solution services, we sell or lend dedicated devices and provide system usage service principally through our hackke service and VUEVO service. As part of our guest speaker services, members of our management team speak for several media or external events such as academic or industry conferences managed by third parties. As part of our membership services, we operate a membership forum called “Pixie Nest,” which hosts meetings and distributes information to facilitate solving social issues based on knowledge gained by Pixie through industry-academia collaboration, and for such service, our members pay a fee.

During the six months ended October 31, 2023, we generated revenue primarily from product sales, in addition to revenue from commissioned research and development and revenue from our various types of services. Our product sales for the six months ended October 31, 2023 were primarily comprised of SonoRepro, iwasemi and kikippa. Revenue is recognized when control of the promised goods or services is transferred to the customer in an amount that reflects the expected consideration in exchange for such goods or services. We recognize revenue from the sales of SonoRepro and iwasemi to customers principally at the point of delivery of the product to the customer. The kikippa products are first sold to an intermediary which is identified as our customer. We recognize revenue from the sales of kikippa at the time of delivery of the product to the intermediary, which is upon transferring control of the goods to the intermediary as evidenced by the intermediary’s ability to direct the use of and obtain substantially all of the remaining benefits from the performance obligation. We are the principal for the transactions with the intermediary and recognize revenue on a gross basis. Additionally, there is no right of return for delivered products to the intermediary and payment to us is not contingent on sales to an end user. The intermediary then resells kikippa to an end user. When we generate revenue from e-commerce, it is recognized either at the time of shipment or at the time of delivery of the product to the end customer, depending on the terms of the contracts. We also entered into certain product rental arrangements and earned product rental revenue. Rental revenue was not material during the six months ended October 31, 2023.

Going forward, while the revenue from commissioned research and development will remain as a source of revenue for us, we expect to generate more revenue from commercializing and expanding sales of our own products and other services.

Cost of services. Cost of services consists primarily of outsourcing costs, depreciation and amortization, supply expenses, personnel costs and related costs that are attributable to providing our services.

Cost of products. Cost of products consists primarily of material costs, outsourcing costs, depreciation and amortization, supply expenses, personnel costs and related costs that are attributable to production.

Research and development costs. Research and development costs consist of personnel costs, laboratory supplies and facility costs, as well as fees paid to other entities that conduct certain research and development activities on our behalf.

Selling, general and administrative expenses. Our selling, general and administrative expenses (“SG&A”) are primarily composed of advertising and marketing promotion expenses, and personnel costs for sales and marketing staff and general corporate functions.

Interest expense. Interest expense consists primarily of interest expense arising from borrowings from banks.

Other income, net. From time to time we have non-recurring, non-operating gains and losses which are reflected through other income (expense). These typically include income from interest and subsidies among other sources and foreign exchange gains (losses).

Factors Impacting our Operating Results

The following trends and uncertainties either affected our financial performance historically or are likely to impact our results of operations in the future:

●	The number and quality of partner companies which collaborate with us for joint research and development. We have historically generated revenues primarily from commissioned research and development and solution services we provided for other companies included under our collaboration arrangements. We intend to continue to generate revenue from these sources in the future, though the focus of our business is expected to be on commercializing our products. We face significant competition in seeking appropriate collaborators, which are sometimes also clients of our services. Collaborations are complex and time-consuming to negotiate and document. Whether we can continue to benefit from our collaborations with other companies will depend on whether we can establish or maintain strategic partnerships or other alternative arrangements for our product and product candidates on acceptable terms.

●	The commercialization and potential profitability of our wave control technology and related products. In the next few years, we plan to focus on commercializing SonoRepro, kikippa, VUEVO, and iwasemi, particularly in our principal market of Japan. To date, we have only produced and sold an insignificant amount of SonoRepro and iwasemi products. In March 2023 and April 2023, we launched VUEVO and kikippa in Japan, respectively. We also conducted a “soft” launch of our iwasemi product to key professionals in the United States, such as architectural and interior design firms, in March 2023. These product launches have not resulted in significant sales so far. Our financial prospects in the near term, including our ability to achieve profitability, as well as our future growth, may depend on the commercialization of SonoRepro, kikippa, VUEVO and iwasemi. For the six months ended October 31, 2023, one customer accounted for approximately 48.3% of our total revenue.

As we have a limited history of commercializing our products, it may be difficult to predict our future performance based on our current operation results. The commercial success of our products and product candidates is dependent on a number of factors including market acceptance of our products and solutions, our manufacturing and marketing capabilities and our competitive and regulatory environments, among others, many of which may be out of our control. We plan to leverage our resources including our collaboration relationships with strategic partners in our efforts to commercialize our products and have seen some encouraging market reaction to SonoRepro and iwasemi so far. Our ability to achieve profitability by focusing on commercializing our products will depend on our ability to create and increase market demand for our products and manage our growth and the related costs effectively.

●	The market acceptance of our products and product candidates. The commercialization of our products is at an early stage and our business performance will depend on our ability to increase levels of user engagement in current and new markets. If we are unable to achieve the degree of market acceptance necessary for future commercial success of our product candidates, we may not be able to attract or retain customers and users or otherwise maintain or increase the frequency, duration or level of their engagement.

●	The timing and cost to establish a sales, marketing and distribution infrastructure. In order for us to successfully commercialize our products, we must either develop a sales, marketing and distribution infrastructure or collaborate with third parties that have such commercial infrastructure and relevant sales and marketing experience. We expect to be able to build our commercial infrastructure over time as we launch and expand sales of our products, and we may rely on licensing and collaboration agreements with strategic partners for the commercialization of our products. If we establish the commercial infrastructure to support the sales, marketing and distribution of our products, such commercial infrastructure could be expected to include a targeted sales force supported by sales management, internal sales support, an internal marketing group and distribution support. Therefore, our business performance will likely depend on our ability to establish a successful infrastructure to market and sell our products, whether on our own or jointly with current or future collaborators.

●	Changes in general market and economic conditions. Macroeconomic factors affect consumer spending patterns and thereby our results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rate, business conditions, and the impact on economic conditions from pandemics such as COVID-19, and related prophylactic measures. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging environment for us and our strategic partners. We intend to continue to evaluate and adjust our operating strategies and cost management opportunities to mitigate any impacts on our results of operating operations resulting from broader macroeconomic conditions and policy changes, while remaining focused on the long-term growth of our business.

We anticipate that our general and administrative expenses will increase in the future as a result of increased costs associated with being a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, attorneys and accountants, among other expenses, and, in the case of public company-related expenses, services associated with strengthening our internal control over financial reporting, maintaining compliance with Nasdaq listing and SEC reporting requirements, director and officer liability insurance costs and investor and public relations costs, among other expenses.

Operating Results

Comparison of the Results for the Six Months Ended October 31, 2022 and 2023

	Six Months Ended October 31,			Change (2022 vs 2023)
	2022(¥)	2023(¥)	2023($)	￥	%
(in thousands)
Statements of Operations Information:
Revenue:
Service	¥121,866	¥73,430	$485	¥(48,436)	(39.7)
Products	36,773	225,709	1,490	188,936	513.8
Total revenue	158,639	299,139	1,975	140,500	88.6
Cost and expenses:
Cost of services	23,121	16,710	111	(6,411)	(27.7)
Cost of products	24,053	126,820	837	102,767	427.3
Research and development	339,283	279,436	1,845	(59,847)	(17.6)
Selling, general and administrative expenses	643,892	1,051,796	6,944	407,904	63.3
Total cost and expenses	1,030,349	1,474,762	9,737	444,413	43.1
Loss from operations	(871,710)	(1,175,623)	(7,762)	(303,913)	34.9
Interest expense	(13,423)	(15,811)	(104)	(2,388)	17.8
Other income, net	133	41,407	273	41,274	31,033.1
Loss before income taxes	(885,000)	(1,150,027)	(7,593)	(265,027)	29.9
Income tax expense	—	—	—	—	—
Net loss	¥(885,000)	¥(1,150,027)	$(7,593)	¥(265,027)	29.9

Revenue. Our revenue increased by 88.6% from ¥158,639 thousand for the six months ended October 31, 2022 to ¥299,139 thousand ($1,975 thousand) for the six months ended October 31, 2023, primarily due to increases in product sales revenue of ¥188,936 thousand, partially offset by decreases in revenue from commissioned research and development of ¥41,281 thousand and revenue from membership service of ¥4,097 thousand. The increase in product sales was primarily attributable to the launches and sales of the following products: SonoRepro (launched in November 2022), kikippa (launched in April 2023), and to a lesser degree, iwasemi (launched in July 2022). The decline in revenue from commissioned research and development was primarily due to a decrease in the number of projects related to kikippa and VUEVO as the research and development phase for these products wound down during the six months ended October 31, 2023, and we started to focus on the commercialization.

Cost of Services. Our cost of services decreased by 27.7% from ¥23,121 thousand for the six months ended October 31, 2022 to ¥16,710 thousand ($111 thousand) for the six months ended October 31, 2023, primarily due to a decrease in revenue from commissioned research and development. The lower rate of decrease in cost of services as compared to the rate of decrease in service revenue is mainly attributable to a decrease of service projects that have improved gross margin due to changes in the portfolio of project components, as we have the ability to leverage existing research results for commissioned research and development depending on the type of service projects.

Cost of Products. Our cost of products increased by 427.3% from ¥24,053 thousand for the six months year ended October 31, 2022 to ¥126,820 thousand ($837 thousand) for the six months ended October 31, 2023, primarily due to the commencement of full-scale manufacturing and expanded sales of new products launched since October 31, 2022, partially offset by the reduction of the per unit cost of product due to the benefits of mass production.

Research and Development Expenses. Our research and development decreased by 17.6% from ¥339,283 thousand in the six months year ended October 31, 2022 to ¥279,436 thousand ($1,845 thousand) for the six months ended October 31, 2023, primarily due to a shift in focus from the research and development of kikippa and VUEVO to product commercialization.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased by 63.3% from ¥643,892 thousand for the six months ended October 31, 2022 to ¥1,051,796 thousand ($6,944 thousand) for the six months ended October 31, 2023, primarily due to increases in advertising and marketing expenses of ¥139,937 thousand for our new products, personnel expenses of ¥99,443 thousand due to an increase in the number of employees, rent expense of ¥30,159 thousand in connection with our new headquarters and depreciation expenses of ¥32,141 thousand. The remaining increase is primarily attributable to the outsourcing costs relating to marketing consulting and IT services.

Interest Expense. Our interest expense increased by 17.8% from ¥13,423 thousand for the six months ended October 31, 2022 to ¥15,811 thousand ($104 thousand) for the six months ended October 31, 2023, primarily due to an increase in outstanding borrowings.

Other Income, net. Our other income increased significantly from ¥133 thousand for the six months ended October 31, 2022 to ¥41,407 thousand ($273 thousand) for the six months ended October 31, 2023, primarily due to the increase of foreign exchange gains as a result of the receipt of the net proceeds from the initial public offering of our common shares in U.S. dollars during the six months ended October 31, 2023.

Liquidity and Capital Resources

Sources of Capital Resources

Our principal sources of liquidity were cash and cash equivalents totaling ¥2,135,513 thousand as of April 30, 2023 and ¥2,420,667 thousand ($15,982 thousand) as of October 31, 2023, which were held and used for working capital purposes. Our cash and cash equivalents are comprised of cash on hand, demand deposits and time deposits maintained at various financial institutions.

We have funded our operations primarily through equity and debt financings and revenue from product sales and our commissioned research and development pursuant to contractual arrangements with third parties. In June and September 2022, we received ¥2,178,760 thousand ($16,021 thousand) in gross proceeds from our sale of 1,153,800 shares of Series C convertible preferred stock. In August 2023, we completed an initial public offering (“IPO”) of our common shares, pursuant to which we issued and sold 1,666,667 common shares represented by American Depositary Shares (“ADSs”) at a public offering price of $9.00 per ADS, for aggregate net proceeds of approximately $11.2 million. Each ADS represents one common share. We received approximately ¥1,471,085 thousand ($9,713 thousand) in net proceeds after deducting offering costs. Additionally, we have outstanding loans from two Japanese financial institutions: (i) The Shoko Chukin Bank, Ltd. and (ii) Resona Bank Limited. See “—Credit Facilities” below for more information on these loans.

Our commissioned research and development pursuant to contractual arrangements with third parties and our collaboration arrangements aimed at developing, testing and validating our products and product candidates with collaboration partners was historically a substantial source of revenue for our business. While commissioned research and development services will remain as a source of revenue for us, we expect to gain more revenue from commercializing and expanding sales of our own products. During the six months ended October 31, 2023, product sales and service revenue were the main sources of our total revenue, with our product sales accounting for approximately 75 % of our total revenue for the six months ended October 31, 2023. As such, cash inflows from operations and total revenue can be negatively impacted by potential decreases in demands for our products and services which could result from adverse economic conditions or changes in consumer preferences.

Uses of Capital Resources

We have incurred significant operating losses and negative cash flows since our inception. We incurred net losses of ¥1,150,027 thousand ($7,593 thousand) and negative cash flows from operations of ¥1,385,065 thousand ($9,145 thousand) for the six months ended October 31, 2023. As of October 31, 2023, we had an accumulated deficit of ¥5,532,279 thousand ($36,526 thousand). Our primary use of capital resources has been to conduct research and development activities, expand our marketing and sales efforts for our products, organize and staff our Company, develop our business plan, secure related intellectual property rights and raise capital.

Operating Capital Requirements

Our ability to achieve profitability depends on the successful development and commercialization of our technology and our products. We expect to incur significant costs for at least the next several years to develop, manufacture and distribute our products, and we expect our expenses to increase in connection with our ongoing activities, particularly as we continue our research and development and seek marketing approval for our Personal Care & Diversity products and related products as needed. As a result, we will require significant capital to support our ongoing operations and to drive our business strategy before we can generate significant revenues.

Going Concern and Management Plans

We do not expect that our cash and cash equivalents as of October 31, 2023 will enable us to fund our operating expenses, debt obligations and capital expenditures for the next 12 months following the date of issuance of the unaudited condensed interim financial statements for the six months ended October 31, 2023 included in this interim report. Therefore, it is likely we will require additional capital over the next 12 months. Furthermore, the outstanding principal borrowings of ¥1,000,000 thousand ($6,602 thousand) will mature on February 29, 2024. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. Management plans to alleviate the conditions that raise substantial doubt to our ability to continue as a going concern by raising additional capital through the issuance of common shares, including a follow-on public offering, other equity or debt financings or refinancing of existing debt obligations. Additionally, management plans to manage liquidity through the timing and extent of spending related to research and development, advertising and other discretionary operating expenses. However, there can be no assurances that we will be successful in securing any equity or debt financing on terms favorable to us, or at all, and it is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. Our unaudited condensed interim financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. Such condensed interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

For more information, see “Liquidity and Going Concern” in Note 2: Summary of Significant Accounting Policies to our unaudited condensed interim financial statements for the six months ended October 31, 2023 included elsewhere in this interim report.

Until we are able to generate significant revenues from the sale of our products, we expect to finance our operations through equity or debt financing or other sources, including revenue from third-party collaborations, strategic partnerships, marketing, distribution and licensing agreements. We do not expect to generate cash flow from operating activities sufficient to fund our operating expenses and capital expenditure requirements for the next two to three years.

Our future funding requirements will depend on many factors, including:

●	our ability to achieve revenue growth;

●	our ability to secure any required regulatory clearance or approval for our technology, products and services;

●	our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our technology, products and services;

●	commercial manufacturing, shipping, installation and deployment of our products and sufficient inventory to support commercial launch and expansion;

●	the cost of expanding our research and development, manufacturing and laboratory operations and products and services offerings, including the hiring of operational, financial and management personnel;

●	the effect of competing technological and market developments;

●	our ability to maintain, expand and protect our intellectual property portfolio;

●	market acceptance of our technology, products and services;

●	the ability to establish and maintain collaborations on favorable terms, if at all;

●	costs related to international expansion; and

●	the potential cost of, and delays in, product development as a result of regulatory oversight.

Additionally, a change in any of the above or other factors with respect to the development and commercialization of any of our products could significantly change the costs and timing associated with the development and commercialization of that product. Further, our operating plans may change in the future, and we may need additional funds to meet operational needs and capital requirements associated with such operating plans. If we are unable to raise the capital we need when we need it or enter into such agreements, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our products.

We expect to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that we did not incur as a private company.

Cash Flows

Comparison of the six months ended October 31, 2022 and 2023

	Six Months Ended October 31,
(in thousands)	2022(¥)	2023(¥)	2023($)
Statements of Cash Flows Data:
Net cash used in operating activities	¥(861,666)	¥(1,385,065)	$(9,145)
Net cash used in investing activities	(49,321)	(68,760)	(454)
Net cash provided by financing activities	2,389,980	1,698,030	11,211

Net Cash used in Operating Activities

During the six months ended October 31, 2022 and 2023, our net cash used in operating activities was ¥861,666 thousand and ¥1,385,065 thousand ($9,145 thousand), respectively, primarily resulting from our net loss of ¥885,000 thousand and ¥1,150,027 thousand ($7,593 thousand) for the six months ended October 31, 2022 and 2023, respectively, in each case further adjusted for non-cash charges. Non-cash charges were primarily comprised of depreciation and amortization of ¥38,896 thousand and ¥101,331 thousand ($669 thousand) for the six months ended October 31, 2022 and 2023, respectively, and stock-based compensation of ¥32,768 thousand and ¥3,355 thousand ($22 thousand) for the six months ended October 31, 2022 and 2023, respectively. Foreign exchange losses of ¥4,043 thousand and foreign exchange gains of ¥35,940 thousand ($237 thousand) were also included for the six months ended October 31, 2022 and 2023, respectively. The increase in depreciation and amortization was primarily due to change in estimate for the original lease term in connection with our move to the new headquarters. The increase in cash used in operating activities was primarily due to activities related to our business expansion and our increased marketing and sales activities.

Net Cash used in Investing Activities

During the six months ended October 31, 2022 and 2023, our net cash used in investing activities was ¥49,321 thousand and ¥68,760 thousand ($454 thousand), respectively. The increase in net cash used in investing activities was primarily due to the advance payment for lease improvement of our new headquarters during the six months ended October 31, 2023 and an increase in acquisitions of property and equipment including molds for iwasemi and kikippa.

Net Cash provided by Financing Activities

During the six months ended October 31, 2022 and 2023, our net cash provided by financing activities was ¥2,389,980 thousand and ¥1,698,030 thousand ($11,211 thousand), respectively, primarily due to net proceeds from the issuance of Series C convertible preferred stock in June and September 2022 and net proceeds from our completed initial public offering in August 2023.

Credit Facilities

As of October 31, 2023, we have outstanding loans (the “Bank Loans”) from two Japanese financial institutions: (i) The Shoko Chukin Bank, Ltd. and (ii) Resona Bank Limited which totaled ¥1,027,779 thousand ($6,785 thousand). The main purpose of obtaining the Bank Loans has been to fund our operations.

On March 22, 2019, we entered into a loan agreement with The Shoko Chukin Bank, Ltd. The agreement provides for four loans to be advanced to us in March 2019, July 2020, July 2021 and July 2022, respectively, each in the amount of ¥250,000 thousand, provided that we meet certain financial performance targets. The loans under this facility carry an interest rate of 3% per annum and will mature in a lump sum on February 29, 2024. The outstanding principal balance as of October 31, 2023 was ¥1,000,000 thousand ($6,602 thousand). We plan to seek new debt financing or refinancing of existing debt obligations.

On November 30, 2020, we entered into a loan agreement with Resona Bank Limited for a principal amount of ¥40,000 thousand. The loan agreement was amended on the same date. Pursuant to the loan agreement, as amended, the loan carries an interest of 1.475% per annum; however, the loan is exempt from interest payment for the period from November 30, 2020 to November 29, 2023. In addition, we shall make a monthly repayment of ¥1,111 thousand and the last payment shall be made on November 30, 2025. This loan is guaranteed by Tokyo Credit Guarantee Corporation, an unaffiliated guarantee service provider. The outstanding principal balance as of October 31, 2023 was ¥27,779 thousand ($183 thousand).

Cash Commitments from Contractual Obligations

The following table summarizes our contractual obligations as of October 31, 2023 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period
	(in thousands)
Year ending April 30,	Total		2024 (remainder)		2025-2026		2027-2028
Long-term debt principal payments	￥	1,027,779	￥	1,006,666	￥	21,113	￥	—
Long-term debt interest payments		10,355		10,122		233		—
Finance Lease Obligations		32,875		7,435		24,870		570
Operating Lease Obligation		548,469		17,031		257,425		274,013
Total	￥	1,619,478	￥	1,041,254	￥	303,641	￥	274,583

We have entered into contracts in the normal course of business with third parties. These contracts do not contain any minimum purchase commitments and are cancelable by us upon prior notice and, as a result, are not included in the table of contractual obligations and commitments above. Payments due upon cancellation consist only of payments for services provided and expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation.

Off-Balance Sheet Arrangements

As of October 31, 2023, we were not party to any material off-balance sheet financial arrangements that are reasonably likely to have a current or future effect on our financial condition or operating results. We do not have any relationship with unconsolidated entities or financial partnerships for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes.

Research and Development, Patents and Licenses

Our goal is to continue to develop and commercialize innovative and practical products by applying our control wave technology. We continue to develop and leverage our collaborative relationships with academia and the industry in R&D and marketing our products. We have benefited from our collaborations with academic institutions and industry collaborators and commissioned research and development were historically a substantial source of our revenue. We discuss with our collaboration partners what areas to perform research and development. Through trials and tests, we and our collaboration partners have found some results which we believe can be commercialized. We have developed and released our products such as SonoRepro, kikippa, VUEVO and iwasemi under these collaborations. We have made a substantial investment in research and development including incurring personnel-related expenses and facility costs. We plan to continue investing in research and development to bring innovative products and solutions to the market.

Trend Information

Other than as disclosed in this interim report, we are not aware of any trends, uncertainties, demands, commitments or events for the current interim period that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Policies and Estimates

Our condensed interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the condensed interim financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. However, actual results may differ from those estimates.

Except for the Recently Adopted Accounting Pronouncements, which is further described below, there have been no changes to our critical accounting policies and estimates as described in our Annual Report on Form 20-F for the year ended April 30, 2023, which was filed with the SEC on November 16, 2023. For a description of our significant accounting policies and recently issued accounting pronouncements, see Note 2: Summary of Significant Accounting Policies to our unaudited condensed interim financial statements for the six months ended October 31, 2023 included elsewhere in this interim report.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 introduced a new credit loss methodology, the Current Expected Credit Losses (“CECL”) methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to maturity debt securities, trade receivables and other receivables measured at amortized cost at the time the financial asset is originated or acquired. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional ASUs to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. We adopted this ASU on May 1, 2023 and have applied the guidance prospectively. Our expected loss allowance methodology is developed using an aging method and historical loss rates, as well as current economic conditions and expectations of future economic conditions considering economic variables such as gross domestic product and interest rates. We have determined that ASU 2016-13 had no material impact on our unaudited condensed interim financial statements and related disclosures.

Pixie Dust Technologies, Inc.

Condensed Balance Sheets (Unaudited)

	As of
	April 30, 2023	October 31, 2023
	JPY	JPY	US$ (Note 2)
	(in thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	¥2,135,513	¥2,420,667	$15,982
Accounts receivable – trade	198,892	13,614	90
Inventories	123,119	180,022	1,189
Deferred offering costs	260,689	-	-
Prepaid expenses and other current assets	326,202	355,076	2,344
Total current assets	3,044,415	2,969,379	19,605
Property and equipment, net	507,778	490,358	3,238
Intangible assets, net	14,068	15,212	100
Operating lease right-of-use assets, net (Note 5)	46,046	466,432	3,080
Other assets	105,347	141,026	931
Total assets	¥3,717,654	¥4,082,407	$26,954
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	¥549,449	¥156,194	$1,031
Accrued expenses and other current liabilities	203,842	194,890	1,287
Current portion of long-term borrowings	1,013,332	1,013,332	6,690
Total current liabilities	1,766,623	1,364,416	9,008
Long-term borrowings, net of current portion	21,113	14,447	95
Operating lease liabilities, net of current portion (Note 5)	5,956	459,071	3,031
Other liabilities	25,536	18,400	122
Total liabilities	1,819,228	1,856,334	12,256
Commitments and contingencies (Note 7)
Stockholders’ equity:
Common stock, no par value; 52,142,400 shares authorized; 13,035,600 shares issued and outstanding at April 30, 2023, and 14,702,267 shares issued and outstanding at October 31, 2023	100,000	1,074,970	7,097
Additional paid-in capital	6,180,678	6,683,382	44,127
Accumulated deficit	(4,382,252)	(5,532,279)	(36,526)
Total stockholders’ equity	1,898,426	2,226,073	14,698
Total liabilities and stockholders’ equity	¥3,717,654	¥4,082,407	$26,954

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

Pixie Dust Technologies, Inc.

Condensed Statements of Operations (Unaudited)

	Six Months Ended October 31,
	2022	2023
	JPY	JPY	US$ (Note 2)
	(in thousands, except share and per share data)
Revenue:
Services	¥121,866	¥73,430	$485
Products	36,773	225,709	1,490
Total revenue	158,639	299,139	1,975
Costs and Expenses:
Cost of services	23,121	16,710	111
Cost of products	24,053	126,820	837
Research and development	339,283	279,436	1,845
Selling, general and administrative expenses	643,892	1,051,796	6,944
Total costs and expenses	1,030,349	1,474,762	9,737
Loss from operations	(871,710)	(1,175,623)	(7,762)
Interest expense	(13,423)	(15,811)	(104)
Other income, net	133	41,407	273
Loss before income taxes	(885,000)	(1,150,027)	(7,593)
Income tax expense	—	—	—
Net loss	¥(885,000)	¥(1,150,027)	$(7,593)

Weighted-average shares outstanding used to compute net loss per share, basic and diluted	6,000,000	13,455,691	13,455,691
Net loss per share attributable to common stockholders, basic and diluted	¥(147.50)	¥(85.47)	$(0.56)

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

Pixie Dust Technologies, Inc.

Condensed Statements of Stockholders’ Equity (Unaudited)

	Series C convertible preferred stock		Series B convertible preferred stock		Series BB convertible preferred stock		Series A convertible preferred stock		Series AA convertible preferred stock		Common stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
		JPY		JPY		JPY		JPY		JPY		JPY
Balance, April 30, 2022	—	¥—	2,212,800	¥—	242,400	¥—	2,760,000	¥—	666,600	¥—	6,000,000	¥100,000	¥3,946,038	¥(2,416,761)	¥1,629,277
Issuance of convertible preferred stock, net	1,153,800	1,089,380	—	—	—	—	—	—	—	—	—	—	1,079,724	—	2,169,104
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	65,537	—	65,537
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	(885,000)	(885,000)
Balance, October 31, 2022	1,153,800	¥1,089,380	2,212,800	¥—	242,400	¥—	2,760,000	¥—	666,600	¥—	6,000,000	¥100,000	¥5,091,299	¥(3,301,761)	¥2,978,918

	Common stock		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	Equity
		JPY	JPY	JPY	JPY
Balance, April 30, 2023	13,035,600	¥100,000	¥6,180,678	¥(4,382,252)	¥1,898,426
Issuance of common stock upon initial public offering, net of offering costs (Note 1)	1,666,667	974,970	496,115	—	1,471,085
Stock-based compensation	—	—	3,355	—	3,355
Vesting of option purchase consideration	—	—	3,234	—	3,234
Net loss	—	—	—	(1,150,027)	(1,150,027)
Balance, October 31 2023	14,702,267	¥1,074,970	¥6,683,382	¥(5,532,279)	¥2,226,073
Balance, October 31 2023-Convenience translation into US dollars (Note 2) -Thousand USD		$7,097	$44,127	$(36,526)	$14,698

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

Pixie Dust Technologies, Inc.

Condensed Statements of Cash Flows (Unaudited)

	Six Months Ended October 31,
	2022	2023
	JPY	JPY	US$ (Note 2)
	(in thousands)
Cash flows from operating activities:
Net loss	¥(885,000)	¥(1,150,027)	$(7,593)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	38,896	101,331	669
Stock-based compensation	32,768	3,355	22
Foreign exchange losses (gains)	4,043	(35,940)	(237)
Asset retirement obligation accretion	332	490	3
Changes in operating assets and liabilities:
Accounts receivable-trade	(39,831)	185,278	1,223
Inventories	(30,511)	(56,903)	(376)
Prepaid expenses and other current assets	(13,250)	(25,179)	(166)
Operating lease right-of-use assets, net	30,909	66,973	442
Other assets	(1,678)	(35,681)	(236)
Accounts payable	24,123	(382,095)	(2,523)
Accrued expenses and other current liabilities	9,501	(16,123)	(105)
Operating lease liabilities	(31,968)	(40,544)	(268)
Net cash used in operating activities	(861,666)	(1,385,065)	(9,145)
Cash flows from investing activities:
Purchases of property and equipment	(47,351)	(64,797)	(428)
Purchases of intangible assets	(1,970)	(3,963)	(26)
Net cash used in investing activities	(49,321)	(68,760)	(454)
Cash flows from financing activities:
Proceeds from borrowings	250,000	—	—
Repayments of borrowings	—	(6,666)	(44)
Repayments of finance lease liabilities	(6,972)	(8,022)	(53)
Payments of offering costs	(24,151)	(237,222)	(1,566)
Proceeds from issuance of convertible preferred stock	2,171,103	—	—
Proceeds from issuance of common stock upon initial public offering - net of underwriting discounts and commissions	—	1,949,940	12,874
Net cash provided by financing activities	2,389,980	1,698,030	11,211
Effect of exchange rate changes on cash and cash equivalents	—	40,949	270
Net increase in cash and cash equivalents	1,478,993	285,154	1,882
Cash and cash equivalents at beginning of period	1,795,963	2,135,513	14,100
Cash and cash equivalents at end of period	¥3,274,956	¥2,420,667	$15,982
Non-cash investing and financing activities:
Operating lease right-of-use assets obtained in exchange for lease liabilities	¥2,716	¥487,359	$3,218
Property and equipment acquired under finance leases	3,996	—	—
Purchases of property and equipment included in accounts payable	8,332	21,089	139
Offering costs included in accounts payable and, accrued expenses and other current liabilities	23,417	23,025	152

The accompanying notes are an integral part of these unaudited condensed interim financial statements.

Pixie Dust Technologies, Inc.

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (Unaudited)

1.	Description of Business

Pixie Dust Technologies, Inc. (the “Company”) was incorporated in Japan in May 2017. Since its inception, the Company has conducted research, technology development and business development based on research created through industry-academic collaborations. Additionally, the Company builds mechanisms for continuous social implementation in response to the issues and needs that exist in society.

The core technology of the Company is “wave control technology” that has the potential for a variety of applications, including technologies to enhance personal care and quality of life, and for sensing and controlling space. The Company continuously performs research and development activities, and then manufactures and sells the products resulting from that research and development.

The Company’s fiscal year-end is April 30. The Company is headquartered in Japan and operates in one segment. For the six months ended October 31, 2022 and 2023, there are no subsidiaries consolidated within the Company.

●	Initial Public Offering (“IPO”)

On August 3, 2023, the Company completed its IPO, in which the Company issued and sold 1,666,667 shares of common stock represented by American Depositary Shares (ADSs) at a price to the public of $9.00 per ADS. Each ADS represents one common stock. The Company’s ADSs are traded on the Nasdaq Capital Market under the symbol “PXDT”. The Company received aggregate net proceeds of ¥1,471,085 thousand ($9,713 thousand) after deducting underwriting discounts, commissions and other offering costs.

On July 31, 2023, the Company executed a contract agreeing to issue warrants to the Representative of the underwriters to purchase 50,000 ADSs, which is equal to 3% of the 1,666,667 ADSs sold in the Offering (“Representative's Warrants”). The Representative’s Warrant is exercisable for five years from the commencement of sales of the offering. The initial exercise price of warrants is $11.25 per ADS. The fair value of the warrants has been estimated using the Black-Scholes Option Pricing Model, which requires assumptions including the Company’s estimate of expected volatility of 42% and risk-free interest rate of 4.3% at the time of valuation. The Company estimated the fair value of the warrants at the IPO date to be ¥23,025 thousand ($152 thousand) which was included in the offering costs as a reduction from the proceeds of the offering. The Representative’s Warrants are recorded in the accrued expenses and other current liabilities in the Condensed Balance Sheets. These estimates involve inherent uncertainties and the application of management’s judgment and classified as Level 3 of the fair value hierarchy. The Representative’s Warrants are recorded as liabilities measured at fair value at each reporting date, with change in fair value recorded in earnings. There was no significant change in the assumptions and the change in fair value of the Representative’s Warrants from the IPO date to October 31, 2023 was immaterial.

The issuance of the Representative’s Warrants is subject to certain required procedures and approval under Japanese law, which has not been completed as of the date of this interim report, and none of the Representative’s Warrants were legally issued or outstanding as of October 31, 2023.

2.	Summary of Significant Accounting Policies

●	Basis of Presentation and Preparation

The accompanying condensed interim financial statements for the six months ended October 31, 2022 and 2023 have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The Condensed Balance Sheet as of April 30, 2023 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and footnote disclosures typically included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The Company believes that the disclosures are adequate to make the disclosed information not misleading. These unaudited condensed interim financial statements should be read in conjunction with the Company's audited financial statements and the notes thereto included in its Annual Report on Form 20-F as of and for the year ended April 30, 2023, which was filed with the SEC on November 16, 2023.

The condensed interim financial statements and the accompanying notes have been prepared on the same basis as the annual financial statements, and management believes that these condensed interim financial statements include all adjustments, normal and recurring in nature, that are necessary to present fairly the financial position of the Company as of October 31, 2023, the results of operations for the six months ended October 31, 2022 and 2023 and cash flows for the six months ended October 31, 2022 and 2023. The results of operations for the interim period are not necessarily indicative of the results to be expected for the fiscal year ending April 30, 2024 or for any other future annual or interim period.

●	Revenue Recognition

Service Revenue:

Commissioned research and development

The Company derives its service revenue primarily by providing commissioned research and development services. For the commissioned research and development service contracts with the customers contain an acceptance right, which is considered a requirement to conclude the customer has obtained control of the submitted deliverables such as reports, prototypes and digital source code, the revenue is recognized at a point in time, when the deliverables are delivered, and acceptance is completed. For other service contracts, revenue is recognized over time using the “as invoiced” practical expedient and thereby recognized in the amount to which the entity has a right to invoice.

Solution Services

The Company receives compensation from customers through providing its solution services, primarily hackke services and VUEVO service. For these services, the Company identifies two performance obligations which are sales of dedicated devices and providing the system usage service to the customer. The transaction price is allocated among the performance obligations based on the estimated standalone selling price (“SSP”) of each obligation. For hackke service, the Company determines the SSP by using the adjusted market assessment approach utilizing similar equipment for the dedicated device and the residual approach for the system usage service. For VUEVO service, the SSP is determined using the cost plus margin approach. For the sales of dedicated devices, the revenue is recognized at a point in time when the devices are delivered and acceptance is completed and included in product revenue. For system usage services, revenue is recognized on a monthly basis as access rights are granted on a monthly basis and included in service revenue.

Guest Speaker Services

Guest speaker services are provided by the Company’s management for several media and external events managed by a third party. This service helps the Company promote its business. Revenue from guest speaker services is recognized at a point in time when the service is delivered.

Product Revenue:

Product sales are primarily comprised of kikippa, SonoRepro and iwasemi. Products are either sold directly to customers through e-commerce platforms, to intermediaries or directly to businesses. The Company’s product sale contracts only offer standard assurance-type warranties which are not accounted for as a separate performance obligation and do not contain acceptance clauses.

The standard terms and conditions of sale do not allow for product returns other than warranty, with the exception of limited rights of return through certain e-commerce platforms. Sales returns are recorded as a reduction of revenue and cost of sales and are estimated and recorded based on historical sales and returns information. An estimated refund liability along with a right to recover assets are recorded for future product returns. As of October 31, 2023, the Company had a refund liability of ¥1,324 thousand ($9 thousand) included in accrued expense and other current liabilities in the Condensed Balance Sheets. The Company generally does not provide discounts and sales incentives that are contingent on future events.

Revenue from e-commerce sales is recognized either at the time of shipment or at the time of delivery of the product to the end customer, depending on the terms of the contracts. The Company elected the practical expedient to account for shipping and handling activities that occur after the customer has obtained control of goods as a fulfillment activity.

For products sold directly to businesses, the Company recognizes revenue from product sales to businesses at the point of delivery of the product to the business. All contracts with businesses have fixed consideration.

The revenue generated from certain product rental arrangements were immaterial.

During the six months ended October 31, 2023, the Company recognized first product sales of kikippa. The kikippa products are first sold to an intermediary which is identified as the Company’s customer. The Company recognizes product revenue at the time of delivery of the product to the intermediary, upon transferring control of the goods. The intermediary resells kikippa to the end user; however, control is transferred to the intermediary upon delivery of the product to the intermediary as evidenced by the intermediary’s ability to direct the use of and obtain substantially all of the remaining benefits from the performance obligation. The Company is the principal for the transactions with the intermediary and recognizes revenue on a gross basis. Additionally, there is no right of return for delivered products to the intermediary and payment to the Company is not contingent on sales to an end user.

●	Liquidity and Going Concern

The Company has incurred recurring loss from operations and negative cash flows from operating activities since inception. The Company incurred net losses of ¥1,150,027 thousand ($7,593 thousand) and negative cash flows from operations of ¥1,385,065 thousand ($9,145 thousand) for the six months ended October 31, 2023. As of October 31, 2023, the Company had an accumulated deficit of ¥5,532,279 thousand ($36,526 thousand) and cash and cash equivalents of ¥2,420,667 thousand ($15,982 thousand).

The Company does not expect that its cash and cash equivalents as of October 31, 2023 will enable it to fund its operating expenses, debt obligations and capital expenditures for at least 12 months following the date of issuance of these condensed interim financial statements. As the Company focuses on developing and commercializing its own products, the Company has devoted substantial resources to research and development testing, and commercialization of its products. These operating costs have adversely affected and may continue to adversely impact financial performance. Furthermore, the outstanding principal borrowings of ¥1,000,000 thousand ($6,602 thousand) will mature on February 29, 2024. These conditions, among others, raise substantial doubt about the ability of the Company to continue as a going concern. The continuation as a going concern is dependent upon the Company’s ability to meet its financial requirements, raise additional capital and the success of its future operations.

Management plans to alleviate the conditions that raise substantial doubt by raising additional capital through the issuance of common stock, including a follow-on public offering, other equity or debt financings or refinancing of existing debt obligations. Lastly, management has the ability to manage liquidity through the timing and extent of spending related to research and development, advertising and other discretionary operating expenses. However, the Company’s ability to issue equity securities or obtain debt financing on acceptable terms, or at all, will depend on, among other things, its financial performance, general economic factors, including inflation and then-current interest rates, the condition of the credit and capital markets and other events, some of which may be beyond the Company’s control. There are currently no written agreements in place for such funding or issuance of securities and there can be no assurance that such plans will be effectively implemented. Accordingly, the Company has concluded that substantial doubt exists about the Company’s ability to continue as a going concern for a period of at least 12 months following the issuance date of these condensed interim financial statements.

The Company’s condensed interim financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of obligations in the normal course of business. The condensed interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

●	Convenience Translation

The functional and reporting currency of the Company is the Japanese yen (JPY), the currency of the country in which the Company is incorporated and principally operates. Translations of the Condensed Balance Sheets, the Condensed Statements of Operations, Stockholders’ Equity and Cash Flows from JPY into US$ as of and for the six-month periods ended October 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=JPY151.46, representing the index rates stipulated by the federal reserve board the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on October 31, 2023. No representation is made that the JPY amounts could have been, or could be, converted, realized or settled into US$ at that rate on October 31, 2023, or at any other rate.

●	Use of Estimates

The preparation of these condensed interim financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed interim financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in the condensed interim financial statements include, but are not limited to, impairment of long-lived assets, revenue recognition, measuring the fair value of warrant liabilities, measuring operating lease right-of-use assets and operating lease liabilities and valuation of deferred tax assets. Actual results could materially differ from the Company’s estimates, and there may be changes to the estimates in future periods. Management bases these estimates and assumptions that it believes reasonable under the circumstances.

●	Risks and Uncertainties

The Company is subject to a number of risks similar to other companies in the development stage, including, but not limited to, its limited operating history, competition from other companies, limited access to additional funds, dependence on key personnel and management of potential rapid growth. To address these risks, the Company must, among other things, develop its customer base, implement and successfully execute its business and marketing strategy, develop follow-on products, provide superior customer service and attract, retain, and motivate qualified personnel. There can be no guarantee that the Company will be successful in addressing these or other such risks.

The Company generated 55% and 15% of its total revenue from commissioned research and development fees from its partners for the six months ended October 31, 2022 and 2023 respectively. The Company launched multiple products from the second half of the fiscal year 2023 and on, which resulted in product sales accounting for 75% of the Company’s total revenue in the year ended October 31, 2023. For the six months ended October 31, 2023, one customer accounted for approximately 48.3% of our total revenue. The Company’s customers are primarily located in Japan.

●	Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 introduced a new credit loss methodology, the Current Expected Credit Losses (“CECL”) methodology, which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. The CECL methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to maturity debt securities, trade receivables and other receivables measured at amortized cost at the time the financial asset is originated or acquired. Subsequent to the issuance of ASU 2016-13, the FASB issued several additional ASUs to clarify implementation guidance, provide narrow-scope improvements and provide additional disclosure guidance. The Company adopted this ASU on May 1, 2023 and has applied the guidance prospectively. The Company’s expected loss allowance methodology is developed using an aging method and historical loss rates, as well as current economic conditions and expectations of future economic conditions considering economic variables such as gross domestic product and interest rates. The Company has determined that ASU 2016-13 had no material impact on the Company’s unaudited condensed interim financial statements and related disclosures.

3.	Fair Value Measurements

The Company applies the provisions of Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurement, for fair value measurements of financial assets and financial liabilities and for fair value measurements of non-financial items that are recognized or disclosed at fair value in the condensed interim financial statements.

Assets and liabilities are categorized based upon the level of judgment associated with the inputs used to measure their fair values.

Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 — Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active;

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain assets, including the right-of-use assets, property and equipment and intangible assets are also subject to measurement at fair value on a non-recurring basis if they are deemed to be impaired as a result of an impairment review. For the six months ended October 31, 2022 and 2023, no impairments were identified on those assets required to be measured at fair value on a non-recurring basis.

●	Fair Value of Financial Instruments

The Company’s financial instruments include cash equivalents, accounts receivable-trade, accounts payable, accrued expenses, accrued warrants and long-term borrowings. The carrying values of the Company’s financial instruments, excluding long-term borrowings, approximate their fair value due to the short-term nature of those instruments. The carrying value of time deposits of ¥50,002 thousand and ¥500,436 thousand ($3,304 thousand) as of April 30, 2023 and October 31, 2023, respectively, which approximates the fair value, was included in the cash and cash equivalents in the Condensed Balance Sheets. The fair value of time deposits is based on the discounted value of contractual cash flows discounted at a rate currently offered for deposits of similar remaining maturities and is considered Level 2. The fair value of long-term borrowings is determined using the present value of future cash flows based on the borrowing rates currently available for debt with similar terms and maturities and is considered Level 2. The carrying value of long-term borrowings approximates the fair value at each balance sheet date because the contractual interest rate of the debt approximates the market interest rate at which the Company can borrow similar debt. For discussion of the Representative’s Warrants, see Note 1.

4.	Inventories

Inventories are comprised as follows as of April 30, 2023 and October 31, 2023: Finished goods include iwasemi products, the dedicated location measurement devices required to provide hackke services, SonoRepro devices and VUEVO devices. Work in process mainly consists of items related to the assembly of the devices. Raw materials include components related to hackke and SonoRepro. There is no reserve as of April 30, 2023 and October 31, 2023.

	As of
	April 30, 2023	October 31, 2023
	JPY	JPY	US$
	(in thousands)
Finished goods	¥118,984	¥175,018	$1,156
Work-in-process	37	37	0
Raw materials	4,098	4,967	33
Total	¥123,119	¥180,022	$1,189

5.	Leases

New Office Lease

On February 28, 2023, the Company signed a lease agreement for the new head office with a commencement date of June 1, 2023 and an expiration date of May 31, 2028, without an option to renew. This resulted in increases to the operating lease ROU asset of ¥485,848 thousand ($3,208 thousand) and operating lease liability of ¥485,848 thousand ($3,208 thousand) on June 1, 2023, which was measured using the Company’s incremental borrowing rate of 2.95%. The security deposit of ¥137,562 thousand ($908 thousand) was also recorded to the other assets, non-current, on the Condensed Balance Sheets as of October 31, 2023. The previous lease contract for the existing office will terminate on December 31, 2023.

The components of the operating lease expenses reflected in the condensed statements of operations for the six months ended October 31, 2022 and 2023 were as follows:

	Six Months Ended October 31,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Fixed lease cost	¥46,193	¥74,275	$490
Variable lease cost	2,231	2,381	17
Short-term cost	32	60	0
Total	¥48,456	¥76,716	$507

Supplemental information related to operating leases is as follows:

	Six Months Ended October 31,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities	¥46,193	¥74,275	$490
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	2,716	487,359	3,218
Weighted average remaining lease term (in years)	13.6	4.5	N/A
Weighted average discount rate-operating lease	2.25%	2.95%	N/A

Maturity analysis of future minimum lease payments under non-cancellable operating leases subsequent to October 31, 2023 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2024 (remainder)	¥17,031	$112
2025	117,810	778
2026	139,615	922
2027	137,057	905
2028	136,956	904
Total	548,469	3,621
Less: Interest component	(39,171)	(258)
Present value of minimum less payments	¥509,298	$3,363

6.	Borrowings

Long-term borrowings consisted of the following as of April 30, 2023 and October 31, 2023:

	As of
	April 30, 2023	October 31, 2023
	JPY	JPY	US$
	(in thousands)
Long term borrowings, unsecured, maturing serially through 2023-2026, (weighted average: April 2023 — 2.95%, October 2023 — 2.95%)	¥1,034,445	¥1,027,779	$6,785
Less: current portion	(1,013,332)	(1,013,332)	(6,690)
Long-term borrowings, net of current portion	¥21,113	¥14,447	$95

The long-term borrowings accrue interest using fixed interest rates of 1.70% - 3.00% per annum as of April 30, 2023 and October 31, 2023. However, a certain borrowing is exempt from interest payments until November 29, 2023, due to the Tokyo Metropolitan Government’s interest subsidy policy for COVID-19.

The Company has an unsecured borrowing which allows it to borrow up to ¥1,000,000 thousand ($6,602 thousand) in installments, provided that the Company meets certain financial performance targets. As of April 30, 2023 and October 31, 2023, the Company was fully funded under the borrowing facility. Debt issuance costs related to these borrowings are immaterial.

Annual maturities for the years subsequent to October 31, 2023 are as follows:

	JPY	US$
	(in thousands)
Year ending April 30,
2024 (remainder)(1)	¥1,006,666	$6,646
2025	13,332	88
2026	7,781	51
Total	¥1,027,779	$6,785

(1)	Of the amounts due in 2024, ¥1,000,000 thousand ($6,602 thousand) is due on February 29, 2024 and the remaining ¥6,666 thousand ($44 thousand) is comprised of six monthly payments of ¥1,111 thousand ($7 thousand) each month.

7.	Commitments and Contingencies

From time to time, the Company may be involved in litigation related to claims that arise in the ordinary course of its business activities. The Company accrues for these matters when it is probable that losses will be incurred and these losses can be reasonably estimated. Management does not expect any liabilities from claims to have a material adverse effect on its financial position or the results of operations.

8.	Revenue Recognition

Disaggregation of Revenue

The following table provides disaggregated revenue by major source for the following periods:

	Six Months Ended October 31,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Commissioned research and development	¥86,980	¥45,699	$302
Solution services	14,186	12,595	83
Guest speaker services	16,603	15,136	100
Membership services	4,097	—	—
Product sales	36,773	225,709	1,490
Total revenue	¥158,639	¥299,139	$1,975

Contract Balance

Contract balances typically arise when there is a timing difference between the transfer of control to the customer and the receipt of consideration. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment. With respect to payment terms, payments for all service revenue streams are generally collected in the following month from the invoice date. For product sales directly to businesses, the payment term is typically thirty days. For e-commerce product sales, the payment term is within a month. Certain product and service contracts require nonrefundable advance payments from the customer. If the Company receives payments before the performance obligation is satisfied, contract liabilities are recorded. Contract liabilities are included in accrued expenses and other current liabilities on the Condensed Balance Sheets and are expected to be recognized as revenue within one year. There are no significant financing components because the period between when the entity transfers a promised good or service to a customer and when the customer pays for that good or service is short-term. The Company applied the practical expedient available under ASC 606 that permits the Company not to disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The following table summarizes the change in contract liabilities for the six months ended October 31, 2022 and 2023:

	Six Months Ended October 31,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Beginning balance	¥12,572	¥4,668	$31
Revenue earned	(7,673)	(9,657)	(64)
Deferral of revenue	22,982	11,901	79
Ending balance	¥27,881	¥6,912	$46

The Company did not incur any sales commission plans and third-party referrals that meet the requirements to be capitalized, and therefore, there were no capitalized contract costs as of October 31, 2022 and 2023.

9.	Other income

Other income consists of the following:

	Six Months Ended October 31,
	2022	2023
	JPY	JPY	US$
	(in thousands)
Interest income	¥11	¥2,557	$17
Subsidy income	1,364	1,980	13
Foreign exchange (losses) gains, net	(4,043)	35,940	237
Other, net	2,801	930	6
Total other income	¥133	¥41,407	$273

10.	Income Taxes

The Company calculates the tax expense (benefit) for condensed interim financial statement periods using an estimated annual effective tax rate. The Company recorded no income tax expense for the six months ended October 31, 2022 and 2023 because the estimated annual effective tax rate was zero. As of October 31, 2023, the Company continues to maintain a valuation allowance against its net deferred tax assets. The Company intends to maintain this valuation allowance until sufficient evidence exists to support the reversal of the valuation allowance. The Company has recognized no uncertain tax benefit.

11.	Net Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Six Months Ended October 31,
	2022	2023
	JPY	JPY	US$
	(in thousands, except share and per share data)
Common Stock
Numerator:
Net loss	¥(885,000)	¥(1,150,027)	$(7,593)
Net loss attributable to stockholders	(885,000)	(1,150,027)	(7,593)
Denominator:
Weighted average shares outstanding used to compute net loss per share, basic and diluted	6,000,000	13,455,691	13,455,691
Basic and diluted	¥(147.50)	¥(85.47)	$(0.56)

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect.

	As of October 31,
	2022	2023
Options and warrants	1,282,800	1,302,800
Series C convertible preferred stock*	1,153,800	—
Series B convertible preferred stock*	2,212,800	—
Series BB convertible preferred stock*	242,400	—
Series A convertible preferred stock*	2,760,000	—
Series AA convertible preferred stock*	666,600	—

*	On March 22, 2023, the Series A, AA, B, BB and C convertible preferred stock were converted to common stock upon the resolution of the board of directors.

12. Subsequent Events

The subsequent events were evaluated through January 31, 2024, the date the condensed interim financial statements were issued.

On November 22, 2023, the Company issued 162,600 shares of common stock related to the exercise of stock options for proceeds of ¥29,814 thousands ($197 thousand).